EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2009	2010	2011	2012	2013	3/31/2014	3/31/2014
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$1,938	$1,849	$2,367	$1,822	$2,110	$2,415	$850
Fixed Charges (as below)	1,237	1,254	1,209	1,257	1,136	1,125	278
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(4)	(4)	(8)	-	-	-	-
Total Earnings	$3,171	$3,099	$3,568	$3,079	$3,246	$3,540	$1,128

FIXED CHARGES
Interest Expense	$973	$999	$933	$988	$906	$894	$220
Credit for Allowance for Borrowed Funds Used During Construction	67	53	63	69	40	41	10
Estimated Interest Element in Lease Rentals	193	198	205	200	190	190	48
Preferred Security Dividend Requirements of Consolidated Subsidiaries	4	4	8	-	-	-	-
Total Fixed Charges	$1,237	$1,254	$1,209	$1,257	$1,136	$1,125	$278

Ratio of Earnings to Fixed Charges	2.56	2.47	2.95	2.44	2.85	3.14	4.05